Exhibit 99.2

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Sixteenth Meeting of the Fourth Session of the Board of Supervisors of China Life Insurance Company Limited

The Sixteenth meeting (the “Meeting”) of the fourth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Supervisory Board”) was held on March 24, 2015 at A16 of China Life Plaza, Beijing. The supervisors were notified of the Meeting by way of a written notice dated March 13, 2015. All five supervisors of the Company, Xia Zhihua, Shi Xiangming, Yang Cuilian, Li Xuejun and Xiong Junhong, attended the Meeting in person. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company, and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1. Passed the Proposal on the Annual Financial Reports for the year ended December 31, 2014

After review and discussion, the Supervisory Board approved the proposal, which includes the 2014 Annual Financial Report prepared in accordance with PRC GAAP, the 2014 Annual Financial Report prepared in accordance with IFRS, the 2014 Report on Participating Insurance Products, the 2014 Report on Financial Statements in Foreign Currencies, the 2014 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2014 Report on Changes in Accounting Policies and Accounting Estimates.

Voting result: 5 for, 0 against, with no abstention

2. Passed the Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2014

After review and discussion, the Supervisory Board passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2014, mainly including Financial Summary, Chairman’s Statement Management Discussion and Analysis, Report of the Board of Directors, Report on Significant Matters, Report on Corporate Governance, Financial Reports and Embedded Value and other related matters.

Commission File Number 001-31914

The Supervisory Board considered that:

a. The preparation and review procedures of the A Share Report and the H Share Report of the Company for the year of 2014 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.

b. The content and form of the A Share Report and the H Share Report of the Company for the year of 2014 are in conformity with provisions under relevant laws, regulations and the listing rules of the jurisdictions where the Company is listed. The information contained therein truthfully reflects, in every material respect, the operational and financial conditions of the Company in 2014.

c. Before the Supervisory Board made the aforesaid comments, the Supervisory Board did not find any violation of the confidentiality obligations by the staff involved in the preparation and review of the A Share Report and the H Share Report of the Company for the year of 2014.

Voting result: 5 for, 0 against, with no abstention

3. Passed the Proposal on the Profit Allocation for the Year of 2014

Voting result: 5 for, 0 against, with no abstention

4. Passed the Proposal on Nominating Mr. Miao Ping as the Candidate of Non-employee Representative Supervisor of the Fifth Session of the Board of Supervisors of the Company

The Supervisory Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

5. Passed the Proposal on Nominating Mr. Shi Xiangming as the Candidate of Non-employee Representative Supervisor of the Fifth Session of the Board of Supervisors of the Company

The Supervisory Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

6. Passed the Proposal on Nominating Ms. Xiong Junhong as the Candidate of Non-employee Representative Supervisor of the Fifth Session of the Board of Supervisors of the Company

The Supervisory Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

Please refer to the notice of the 2014 Annual Shareholders’ Meeting and the meeting materials to be separately announced by the Company for the biographies of the above candidates of supervisors.

7. Passed the Proposal on 2014 Board of Supervisors Report

The Supervisory Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Commission File Number 001-31914

Voting result: 5 for, 0 against, with no abstention

8. Passed the Report on the Performance of the Fourth Session of the Supervisory Board in 2014

Voting result: 5 for, 0 against, with no abstention

9. Passed the Proposal on the 2014 Assessment Report on Internal Control of the Company (A Share)

Voting result: 5 for, 0 against, with no abstention

10. Passed the 2014 Compliance Report

Voting result: 5 for, 0 against, with no abstention

11. Passed the Report on Related Party Transactions of the Year of 2014 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2014

Voting result: 5 for, 0 against, with no abstention

12. Passed the Proposal on the Audit Report on Related Party Transactions for the Year of 2014

Voting result: 5 for, 0 against, with no abstention

13. Passed the Proposal on the 2014 Assessment Report on Internal Audit of the Company as well as Working Plan and Budgets for Internal Audit of the Company in 2015

Voting result: 5 for, 0 against, with no abstention

Please refer to the notice of the 2014 Annual Shareholders’ Meeting and the meeting materials to be separately announced by the Company for the proposals that the Supervisory Board agreed to submit to the 2014 Annual Shareholders’ Meeting for review and approval.

Board of Supervisors of China Life Insurance Company Limited
March 24, 2015